As filed with the Securities and Exchange Commission on August 17, 2011

Registration No. 333-_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

KADANT INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-1762325**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One Technology Park Drive **Westford, Massachusetts**	**01886**
(Address of Principal Executive Offices)	(Zip Code)

2006 Equity Incentive Plan
(Full Title of the Plan)

Sandra L. Lambert, Esq.
Vice President, General Counsel and Secretary
One Technology Park Drive
Westford, Massachusetts 01886
(Name and Address of Agent For Service)

978-776-2000
(Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if smaller reporting) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	330,000 shares(2)	$20.16(3)	$6,652,800(3)	$773.00

(1) In accordance with Rule 416 under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional securities that may from time to time be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Consists of 330,000 shares issuable under the 2006 Equity Incentive Plan, as amended.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) of the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the Registrant’s Common Stock as reported on the New York Stock Exchange on August 10, 2011.

Statement of Incorporation by Reference.

This registration statement on Form S-8 is being filed to register the offer and sale of an additional 330,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of Kadant Inc. (the "Registrant") to be issued under the 2006 Equity Incentive Plan of the Registrant, as amended. In accordance with General Instruction E to Form S-8, except for Item 5 "Interests of Named Experts and Counsel" and Item 8 "Exhibits," this registration statement incorporates by reference the contents of the registration statement on Form S-8, File No. 333-142247, filed by the Registrant with the Securities and Exchange Commission on April 20, 2007.

Item 5. Interests of Named Experts and Counsel.

The validity of the common stock offered hereby has been passed upon by Sandra L. Lambert, Esq., Vice President, General Counsel and Secretary of the Company. Ms. Lambert is a full-time employee and executive officer of the Company, and owns or has the right to acquire 30,475 shares of common stock of the Company.

Item 8. Exhibits.

The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westford, Massachusetts, on this 17th day of August, 2011.

KADANT INC.

By: /s/ Jonathan W. Painter
        Jonathan W. Painter
        President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Kadant Inc., hereby severally constitute and appoint Jonathan W. Painter, Thomas M. O'Brien and Eric T. Langevin, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-8 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Kadant Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/Jonathan W. Painter Jonathan W. Painter	President, Chief Executive Officer and Director (Principal executive officer)	August 17, 2011
/s/Thomas M. O'Brien Thomas M. O'Brien	Executive Vice President and Chief Financial Officer (Principal financial officer)	August 17, 2011
/s/Michael J. McKenney Michael J. McKenney	Vice President, Finance and Chief Accounting Officer (Principal accounting officer)	August 17, 2011
/s/John M. Albertine John M. Albertine	Director	August 17, 2011
/s/Thomas C. Leonard Thomas C. Leonard	Director	August 17, 2011
/s/Francis L. McKone Francis L. McKone	Director	August 17, 2011
/s/William A. Rainville William A. Rainville	Director	August 17, 2011
/s/William P. Tully William P. Tully	Director	August 17, 2011

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INDEX TO EXHIBITS

Number	Description
4.1(1)	Restated Certificate of Incorporation of the Registrant
4.2(1)	Amended and Restated By-Laws of the Registrant
5	Opinion of Sandra L. Lambert, Esq.
23.1	Consent of Sandra L. Lambert, Esq. (included in Exhibit 5)
23.2	Consent of Independent Registered Public Accounting Firm
24	Power of attorney (included on the signature pages of this registration statement)
99(2)	Amended and Restated 2006 Equity Incentive Plan

_____

(1)   Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 1-11406) and incorporated herein by reference.

(2)   Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 (File No. 1-11406), filed on May 11, 2001 and incorporated herein by reference.